SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

 PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED

 (Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

 New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 9, 2018, Highway Holdings Limited (the “Company”) issued a press release announcing its results for its fiscal fourth quarter and year ended March 31, 2018.

On July 16, 2018, the Company issued a press release announcing that its board of directors has declared a cash dividend of $0.10 per share on the Company’s common stock.

On July 19, 2018 the Company mailed to its shareholders certain materials related to the Annual Meeting of Shareholders to be held at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Tuesday, August 28, 2018. The Annual Meeting materials included the following:

1.       An Annual Report, which consisted of the Form 20-F report filed on July 9, 2018 with the U.S. Securities and Exchange Commission and a letter to the shareholders from the Company’s President and Chief Executive Officer. The Form 20-F is available on the SEC's website at http://www.sec.gov. Attached hereto is a copy of the letter to the shareholders that was included in the Annual Report.

2.       The Company’s Notice of Annual Meeting of Shareholders and the Proxy Statement.

Exhibit Index.

Exhibit No.	Description
99.1	Press release issued on July 9, 2018.

99.2	Press release issued on July 16, 2018.

99.3	Notice of Annual Meeting of Shareholders and the Proxy Statement.

99.4	Letter to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 27, 2018	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer